Talcott Resolution Life and Annuity Insurance Company
Talcott Resolution Life and Annuity Insurance Company Separate Account Seven:
Personal Retirement Manager Foundation O-Share

Update dated June 8, 2023 to the product notice dated May 1, 2023

This update to the product notice outlines changes in fund fees related to certain investment options since the product notice dated May 1, 2023. This may not reflect all of the changes that have occurred since you entered into your Contract. The changes are related to:
2. Key Information Table
Appendix A - Funds Available Under the Contract
All other provisions outlined in your product notice remain unchanged. This update is for informational purposes and requires no action on your part.
In section 2. Key Information Table: The table in “Ongoing Fees and Expenses (annual charges)” showing the lowest and highest cost you could pay each year, based on current charges is deleted and replaced with the following table:

Lowest Annual Cost: $1,795	Highest Annual Cost: $7,530
Assumes:	Assumes:
•Investment of $100,000	•Investment of $100,000
•5% annual appreciation	•5% annual appreciation
•Least expensive combination of contract classes and fund fees and expenses	•Most expensive combination of contract classes, optional benefits and fund fees and expenses
•No sales charges or advisory fees	•No sales charges or advisory fees
•No additional premium payments, transfers or withdrawals	•No additional premium payments, transfers or withdrawals
•No optional benefits
In Appendix A - Funds Available Under the Contract: the following fund fees are updated as follows:

Fund and Adviser/Subadviser	Current Expenses
AB VPS Balanced Hedged Allocation Portfolio - Class B Adviser: AllianceBernstein, L.P.	0.98%
This update should be retained for future reference.

HV-7999